FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION
Date: June 10, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

INDEX TO EXHIBITS

99.1	Banro Corporation's Notice of Annual and Special Meeting of Shareholders Dated May 29, 2008
99.2	Banro Corporation's Management Information Circular Dated May 29, 2008
99.3	Banro Corporation's Form of Proxy
99.4	Banro Corporation's Financial Statement and MD&A Request Form

EXHIBIT 99.1

BANRO CORPORATION

Suite 7070, 1 First Canadian Place

100 King Street West

Toronto, Ontario M5X 1E3

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "Meeting") of shareholders of Banro Corporation (the "Corporation") will be held at the offices of Macleod Dixon LLP, Toronto-Dominion Centre, Canadian Pacific Tower, Suite 500, 100 Wellington Street West, Toronto, Ontario on Friday, the 27th day of June, 2008 at the hour of 9:30 a.m. (Toronto time), for the following purposes:

(1)	To receive and consider the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2007, together with the auditors' report thereon;

(2)	To elect directors of the Corporation;

(3)

To reappoint BDO Dunwoody LLP, Chartered Accountants, as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation;

(4)

To consider and, if thought advisable, to approve by means of an ordinary resolution, the continuation of the Corporation's shareholder rights plan, as described in the management information circular of the Corporation (the "Circular") accompanying and forming part of this Notice;

(5)

To consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, a one year extension to the expiry date of certain outstanding stock options of the Corporation, as described in the Circular; and

(6)	To transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters to be put before the Meeting as identified above are set forth in the accompanying Circular. This Notice and the accompanying Circular have been sent to each director of the Corporation, each shareholder of the Corporation entitled to notice of the Meeting and the auditors of the Corporation.

Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o Equity Transfer & Trust Company, Suite 400, 200 University Avenue Toronto, Ontario, M5H 4H1.

DATED at Toronto, Ontario the 29th day of May, 2008.

BY ORDER OF THE BOARD

(signed)

Donat K. Madilo

Chief Financial Officer

NOTE:

The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 26th day of June, 2008 before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation c/o Equity Transfer & Trust Company, Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.

EXHIBIT 99.2

BANRO CORPORATION

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the "Circular"), which is dated May 29, 2008, is furnished in connection with the solicitation of proxies by the management of BANRO CORPORATION (the "Corporation") for use at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held at the time and place and for the purposes set forth in the attached notice of annual and special meeting of shareholders (the "Notice"). It is expected that the solicitation will be by mail primarily, but proxies may also be solicited personally by the management of the Corporation. The cost of such solicitation will be borne by the Corporation.

APPOINTMENT, REVOCATION AND DEPOSIT OF PROXIES

Each person named in the enclosed form of proxy is an officer or a director of the Corporation.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER & TRUST COMPANY, SUITE 400, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 26TH DAY OF JUNE, 2008, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

A shareholder forwarding the enclosed form of proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time in so far as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation at any time prior to 4:00 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other

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manner permitted by law. The Corporation's registered office is located at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3.

MANNER OF VOTING AND EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote or withhold from voting the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such common shares will be voted FOR each of the matters identified in the Notice and described in this Circular.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Corporation as the registered holders of shares or their duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders because the shares they own are not registered in their names but instead are registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSPs, RRIFs, RESPs and similar plans; or clearing agency such as The Canadian Depository for Securities Limited. If you purchased your shares through a broker, you are likely an unregistered shareholder.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and non-registered shareholders. In the case of non-registered shareholders, Meeting materials have either (a) been sent by the Corporation (or its agent) directly to non-registered shareholders (such non-registered shareholders are referred to under applicable securities legislation as "non-objecting beneficial owners"), or (b) been sent by the Corporation (or its agent) to intermediaries holding on behalf of non-registered shareholders for distribution to such non-registered shareholders. If you are a non-registered shareholder and the Corporation (or its agent) has sent the Meeting materials directly to you (which materials should include the Corporation's blue form of proxy (the "Corporation's Blue Proxy Form")), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the next paragraph.

If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote by proxy at the Meeting, please complete the Corporation's Blue Proxy Form and return it to Equity Transfer & Trust Company (the Corporation's transfer agent) by regular mail in the return envelope provided or by fax at (416) 595-9593. If you received the Meeting materials directly from the Corporation (or its agent) and you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the Corporation's Blue Proxy Form (and striking out the names of the persons designated in such form) and return the Corporation's Blue

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Proxy Form to Equity Transfer & Trust Company by regular mail in the return envelope provided or by fax at (416) 595-9593 (do not complete the voting section of the form as your vote will be taken at the Meeting).

Intermediaries receiving Meeting materials from the Corporation are required to forward the materials to non-registered shareholders to seek their voting instructions in advance of the Meeting. The intermediaries often have their own form of proxy and mailing procedures and provide their own return instructions. If you received the Meeting materials from an intermediary and you wish to vote by proxy at the Meeting, you should carefully follow the instructions from the intermediary in order that your shares are voted at the Meeting. Your shares can only be voted in accordance with your instructions. If you wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the blank space provided on the proxy form provided by the intermediary (and striking out the names of the persons designated in such form) and return the form to the intermediary in the envelope provided (do not complete the voting section of the form as your vote will be taken at the Meeting).

VOTING SECURITIES AND PRINCIPAL HOLDER THEREOF

The authorized share capital of the Corporation consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As of the date of this Circular, an aggregate of 40,482,938 common shares of the Corporation and no preference shares of the Corporation were issued and outstanding. Each common share entitles the holder thereof to one vote at all meetings of shareholders of the Corporation, except for meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

All shareholders of record at the close of business on May 20, 2008 will be entitled either to attend and vote at the Meeting in person the shares held by them or, provided a completed and executed proxy shall have been delivered to the Corporation as described above, to attend and vote thereat by proxy the shares held by them.

As of the date of this Circular, to the knowledge of the directors and executive officers of the Corporation, no person or company beneficially owns, or controls or directs, directly or indirectly, 10% or more of the outstanding common shares of the Corporation.

CURRENCY

As the Corporation's financial statements are prepared in United States dollars, all dollar amounts referred to in this Circular are expressed in United States dollars unless otherwise indicated.

ELECTION OF DIRECTORS

The number of directors on the board of directors of the Corporation must consist of not more than twenty (20) directors and not less than three (3) directors to be elected annually. The number of directors to be elected at the Meeting is eight (8). Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the election of the nominees whose names are set forth below. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will

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hold office until the close of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the by-laws of the Corporation.

The following table and the notes thereto set out the name and municipality of residence of each person proposed to be nominated for election as a director, his current position and office with the Corporation, his present principal occupation(s) or employment, the date on which he was first elected or appointed a director of the Corporation, and the approximate number of common shares of the Corporation beneficially owned, or controlled or directed, directly or indirectly, as at the date of this Circular:

Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s)(1)	Director Since	Shares of the Corporation Beneficially Owned, Controlled or Directed (2)
John A. Clarke (3) (4) Director West Vancouver, British Columbia, Canada	President of Nevsun Resources Ltd. (a mineral exploration and development company).	February 3, 2004	18,000
Peter N. Cowley Director Surrey, United Kingdom	Retired as President of the Corporation in March 2008. Currently provides consulting services to the Corporation and to other gold companies.	January 13, 2004	Nil
Piers A. Cumberlege (3) (4) Montreal, Quebec, Canada Director	Vice President, Private Equity at Cordiant Capital Inc. (an investment fund manager).	July 17, 2006	Nil
Arnold T. Kondrat Executive Vice President and a director Toronto, Ontario, Canada	Executive Vice President of the Corporation; President of Sterling Portfolio Securities Inc. (a private venture capital firm).	May 3, 1994	2,072,998
Richard J. Lachcik Director Oakville, Ontario, Canada	Partner of Macleod Dixon LLP (a law firm). (5)	August 23, 1996	36,000
Michael J. Prinsloo Chief Executive Officer, President and a director Johannesburg, Gauteng, South Africa	Chief Executive Officer and President of the Corporation.	March 17, 2008	2,000

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Name, Current Position(s) with the Corporation and Municipality of Residence	Present Principal Occupation(s)(1)	Director Since	Shares of the Corporation Beneficially Owned, Controlled or Directed
Bernard R. van Rooyen (3)(4) Director Johannesburg, South Africa	Deputy Chairman of Mvelaphanda Resources Limited (a company which holds major interests in public gold, platinum and diamond mining companies); director of various private and public companies engaged in mining.	June 16, 1997	95,466
Simon F.W. Village Chairman of the Board of Directors and a director Kent, United Kingdom	Chairman of the Board of Directors of the Corporation; Chairman of the Board of Directors of BRC DiamondCore Ltd. (a diamond exploration company).	March 8, 2004	3,000 (6)

(1)

Applicable securities law requires that the Corporation also disclose the principal occupations of each proposed director during the last five years, unless the proposed director is now a director and was elected to his present term of office by a vote of shareholders at a meeting, the notice of which was accompanied by an information circular. Based on these requirements, the principal occupations during the last five years of Mr. Prinsloo must be disclosed. Mr. Prinsloo has been Chief Executive Officer of the Corporation since September 2007 and President of the Corporation since March 2008. He was Chief Executive Officer of the Gold Fields Business & Leadership Academy (a subsidiary of Gold Fields Limited (a gold mining company)) from April 2006 to September 2007 and, from April 2002 to April 2006, he was Executive Vice President and Head of South African Operations of Gold Fields Limited.

(2)

The information as to shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Corporation, has been furnished by the respective proposed directors individually.

(3)	Member of the audit committee of the board of directors of the Corporation (the "Audit Committee").

(4)	Member of the compensation committee of the board of directors of the Corporation (the "Compensation Committee").

(5)	Macleod Dixon LLP acts as counsel to the Corporation.

(6)

Acorn Holdings & Investments Ltd. ("Acorn") holds 288,400 common shares of the Corporation. Acorn is 100% held by Clermont Corporate Services Ltd. as trustee of the Village Family Trust. The beneficiaries of this trust are Mr. Village's children. Mr. Village was not a settlor of the trust and is excluded as a beneficiary of the trust. Mr. Village does not control or direct the trust.

Audit Committee Information

Reference is made to item 9 of the Corporation's annual information form dated March 28, 2008 (the "AIF") for additional disclosure relating to the Audit Committee required to be included in the AIF by National Instrument 52-110 - Audit Committees. A copy of the AIF can be obtained from SEDAR at www.sedar.com.

Cease Trade Orders

Except as described below, none of the proposed directors of the Corporation as set forth in the above table is, as at the date of this Circular,

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 or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such proposed director was acting in the capacity as director, chief executive officer or chief financial officer.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Mediterranean Resources Ltd. (which was then named Mediterranean Minerals Corp.) ("Mediterranean") was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on August 17, 2005 (following the filing of the required records). Mr. John A. Clarke, a director of the Corporation, is a director of Mediterranean and was a director of Mediterranean during the time the said cease trade order was in effect.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Eurasia Gold Inc. (which was then named Eurasia Gold Corp.) ("Eurasia") was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on June 29, 2005 (following the filing of the required records). Mr. Richard J. Lachcik, a director of the Corporation, was a director of Eurasia during the time the said cease trade order was in effect.

Corporate Bankruptcies

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), is, as of the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while such proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed director.

Penalties or Sanctions

No proposed director of the Corporation as set forth in the above table (or any personal holding company of such proposed director), has been subject to:

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(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

BDO Dunwoody LLP, Chartered Accountants, are the current auditors of the Corporation and were first appointed auditors of the Corporation on November 21, 2002. Shareholders of the Corporation will be asked at the Meeting to reappoint BDO Dunwoody LLP as the Corporation's auditors, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation. The resolution shareholders will be asked to approve with respect to such reappointment must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution. Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said reappointment of BDO Dunwoody LLP.

CONTINUATION OF SHAREHOLDER RIGHTS PLAN

Effective April 29, 2005, the board of directors of the Corporation (the "Board") adopted a shareholder rights plan (the "Rights Plan"). The Rights Plan was implemented by way of a shareholder rights plan agreement (the "Rights Agreement") dated as of April 29, 2005 between the Corporation and Equity Transfer & Trust Company (formerly named Equity Transfer Services Inc.), as rights agent. The Board adopted the Rights Plan to ensure, to the extent possible, that all shareholders of the Corporation are treated equally and fairly in connection with any take-over bid or similar offer for all or a portion of the outstanding common shares of the Corporation ("Common Shares"). Shareholders of the Corporation approved, confirmed and ratified the Rights Agreement at the annual and special meeting of shareholders held on June 29, 2005.

Purpose of the Rights Plan

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Corporation are treated equally and fairly in connection with any take-over bid for the Corporation. Take-over bids may be structured to be coercive or may be initiated at a time when the Board will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in shareholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a take-over bid is required to remain open for 35 days, a period of time which the Board believes is insufficient for the directors to (i) evaluate a take-over bid (particularly if it includes share consideration), (ii) explore, develop and pursue alternatives which are superior to the take-over bid and which could maximize shareholder value, and (iii) make reasoned recommendations to the shareholders.

The Rights Plan discourages discriminatory, coercive or unfair take-over bids for the Corporation and gives the Board time if, in the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited take-over bid is made for all or a portion of the outstanding Common Shares. As set forth in detail below, the Rights Plan

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discourages coercive hostile take-over bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise Rights (as defined below) issued to them under the Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Rights Plan. Accordingly, the Rights Plan will encourage potential bidders to make take-over bids by means of a Permitted Bid (as defined below) or to approach the Board to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Rights Plan are designed to ensure that in any take-over bid for outstanding Common Shares all shareholders are treated equally and are given adequate time to properly assess such take-over bid on a fully-informed basis.

The Board did not adopt the Rights Plan to prevent a take-over of the Corporation, to secure the continuance of management or the directors in their respective offices or to deter fair offers for the Common Shares.

Proposed Continuation of the Rights Plan

Pursuant to the terms of the Rights Agreement, the Rights Plan will expire upon the termination of the Meeting unless the Rights Agreement is amended to extend its expiry time. The Board has determined it appropriate and in the best interests of the shareholders of the Corporation that the Rights Agreement be amended to continue the Rights Plan for another three years. Accordingly, it is proposed that the Rights Plan be amended to extend the term of the Rights Plan until the termination of the annual meeting of shareholders of the Corporation in 2011. This proposal is not in response to or in anticipation of any pending or threatened take-over bid for the Corporation.

At the Meeting, shareholders of the Corporation will be asked to approve the following ordinary resolution:

BE IT RESOLVED THAT:

1.

the term of the shareholder rights plan agreement dated as of April 29, 2005 between the Corporation and Equity Transfer & Trust Company (formerly named Equity Transfer Services Inc.) (the "Rights Agreement"), be extended to the termination of the annual meeting of shareholders of the Corporation in the year 2011, and the Rights Agreement be amended to give effect to such extension; and

2.

any one director or officer of the Corporation be and is hereby authorized to execute and deliver on behalf of the Corporation all such documents and instruments and to do all such other acts and things as in his opinion may be necessary or desirable in connection with, or to give effect to, the foregoing.

Under the Rights Agreement, the above resolution (the "Rights Plan Resolution") requires the approval of a simple majority of the votes cast at the Meeting by Independent Shareholders (as defined in the Rights Agreement). In effect, all shareholders will be considered Independent Shareholders provided they are not, at the relevant time, an Acquiring Person (as described below) or making a take-over bid for the Corporation. The Corporation is not aware of any shareholder whose vote at the Meeting would be excluded for purposes of the approval requirement under the Rights Agreement. The Toronto Stock Exchange requires that theRights Plan Resolution be passed by a simple majority of the votes cast at the Meeting by all shareholders. The Board unanimously recommends that shareholders vote in favour of the Rights Plan Resolution.

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Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the Rights Plan Resolution.

Summary of the Rights Plan

The following summary of the terms of the Rights Plan is qualified in its entirety by reference to the text of the Rights Agreement. A shareholder or other interested party may obtain a copy of the Rights Agreement by contacting the Chief Financial Officer of the Corporation at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3, or by accessing the Corporation's publicly filed documents, including the Rights Agreement, on SEDAR at www.sedar.com.

Term

Provided theRights Plan Resolution is approved at the Meeting, the Rights Plan will remain in effect until termination of the annual meeting of shareholders of the Corporation in 2011 unless the term of the Rights Agreement is terminated earlier. The Rights Plan may be extended beyond 2011 by resolution of shareholders at such meeting. If the Rights Plan Resolution is not approved at the Meeting, the Rights Plan will terminate at the conclusion of the Meeting.

Issue of Rights

One right (a "Right") has been issued by the Corporation pursuant to the Rights Agreement in respect of each Common Share outstanding at the close of business on April 29, 2005 (the "Record Time") and for each Common Share issued after that date and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined in the Rights Agreement).

Rights Exercise Privilege

The Rights will separate from the Common Shares to which they are attached and become exercisable at the time (the "Separation Time") which is 10 trading days following the date a person becomes an Acquiring Person (as defined below) or announces an intention to make a take-over bid that is not an acquisition pursuant to a take-over bid permitted by the Rights Plan (a "Permitted Bid").

Any transaction or event in which a person (an "Acquiring Person"), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the Rights Agreement) of 20% or more of the voting shares of the Corporation is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Corporation or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase Common Shares at a 50% discount to their market price. A person, or a group acting in concert, who was the beneficial owner of 20% or more of the outstanding Common Shares as of the Record Time is exempt from the dilutive effects of the Rights Plan provided such person (or persons) does not increase its beneficial ownership by more than 1% (other than in accordance with the terms of the Rights Plan).

The issuance of the Rights is not dilutive until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently trade their Common Shares.

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Permitted Lock-Up Agreement

A person will not become an Acquiring Person by virtue of having entered into an agreement with a shareholder whereby the shareholder agrees to deposit or tender voting shares to a take-over bid made by such person, provided that the agreement meets certain requirements including:

(a)	the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available;

(b)

the shareholder who has agreed to tender voting shares to the take-over bid (the "Lock-Up Bid") made by the other party to the agreement is permitted to terminate its obligation under the agreement in order to tender voting shares to another take-over bid or transaction where: (i) the offer price or value of the consideration payable under the other take-over bid or transaction is greater than the price or value of the consideration per share at which the shareholder has agreed to deposit or tender voting shares to the Lock-Up Bid or is equal to or greater than a specified minimum which is not more than 7% higher than the offer price under the Lock-Up Bid; and (ii) if the number of voting shares offered to be purchased under the Lock-Up Bid is less than all of the voting shares held by shareholders (excluding shares held by the offeror), the number of voting shares offered to be purchased under the other take-over bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of voting shares offered to be purchased under the Lock-Up Bid or is equal to or greater than a specified number which is not more than 7% higher than the number of voting shares offered to be purchased under the Lock-Up Bid; and

(c)

no break-up fees or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another take-over bid or transaction shall be payable by the shareholder if the shareholder fails to deposit or tender voting shares to the Lock-Up Bid.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued after the Record Time. Rights are also attached to Common Shares outstanding at the Record Time, although share certificates issued prior to the Record Time will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Common Shares and will not be exercisable or transferable separately from the Common Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the Common Shares.

Permitted Bid Requirements

The requirements of a "Permitted Bid" include the following:

(a)	the take-over bid must be made by means of a take-over bid circular;

(b)	the take-over bid is made to all holders of voting shares as registered on the books of the Corporation, other than the offeror;

(c)	the take-over bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no voting shares will be taken up or paid

11

for pursuant to the take-over bid prior to the close of business on the date which is not less than 60 days following the date of the take-over bid and only if at such date more than 50% of the voting shares held by independent shareholders shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

(d)

the take-over bid contains an irrevocable and unqualified provision that unless the take-over bid is withdrawn, voting shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which voting shares may be taken up and paid for and that any voting shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(e)

the take-over bid contains an irrevocable and unqualified provision that if, on the date on which voting shares may be taken up and paid for, more than 50% of the voting shares held by independent shareholders shall have been deposited pursuant to the take-over bid and not withdrawn, the offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of voting shares for not less than ten business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days in accordance with applicable securities legislation.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid by way of a take-over bid circular sent to all holders of voting shares on terms which the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Rights Plan in respect of a particular take-over bid will also constitute a waiver of any other take-over bid which is made by means of a take-over bid circular to all holders of voting shares while the initial take-over bid is outstanding. The Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Corporation within 14 days or such earlier or later date as may be specified by the Board. With the prior consent of the holders of voting shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting shares otherwise than pursuant to the foregoing, waive the application of the Rights Plan to such Flip-in Event.

The Board may, with the prior consent of the holders of voting shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Rights Plan.

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Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the voting shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a take-over bid.

Board of Directors

The adoption of the Rights Plan does not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation. The Board, when a take-over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as the Board considers appropriate.

Amendment

The Corporation may make amendments to the Rights Agreement at any time to correct any clerical or typographical error or make amendments which are required to maintain the validity of the Rights Agreement due to changes in any applicable legislation, regulations or rules. The Corporation may with the prior approval of shareholders (or the holders of Rights if the Separation Time has occurred) supplement, amend, vary or delete any of the provisions of the Rights Agreement.

EXTENSION TO CERTAIN STOCK OPTIONS

Peter N. Cowley was Chief Executive Officer of the Corporation until September 2007 and President of the Corporation until his retirement in March 2008, but has continued as a director of the Corporation (see "Election of Directors"). Mr. Cowley currently holds (a) stock options to purchase 200,000 Common Shares at an exercise price of Cdn$3.00 per share, such stock options expiring on January 21, 2009 (these stock options shall be referred to herein as the "Subject Options"), (b) stock options to purchase 85,000 Common Shares at an exercise price of Cdn$13.52 per share, such stock options expiring on October 24, 2011, and (c) stock options to purchase 130,000 Common Shares at an exercise price of Cdn$15.00 per share, such stock options expiring on December 18, 2011.

In connection with Mr. Cowley ceasing to be President of the Corporation, the Corporation and Mr. Cowley entered into an agreement pursuant to which, among other things, the Corporation agreed that it will extend the expiry date of the Subject Options by one year to January 21, 2010, provided, however, that such extension is subject to and conditional upon receipt of all required approvals, including the approval of the Toronto Stock Exchange and the board of directors and shareholders of the Corporation. The Board subsequently passed a resolution which extended, subject to and conditional upon receipt of shareholder approval and the approval of the Toronto Stock Exchange, the expiry date of the Subject Options by one year to January 21, 2010.

Shareholders of the Corporation will be asked at the Meeting to consider and, if thought advisable, to approve, confirm and ratify by means of an ordinary resolution, the said one year extension to the expiry date of the Subject Options. The resolution shareholders will be asked to approve is as follows:

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WHEREAS Peter N. Cowley was Chief Executive Officer of the Corporation until September 2007 and President of the Corporation until his retirement in March 2008, but has continued as a director of the Corporation;

AND WHEREAS the stock options of the Corporation currently held by Mr. Cowley include stock options (the "Subject Options") to purchase 200,000 common shares of the Corporation at an exercise price of Cdn$3.00 per share, such Subject Options expiring on January 21, 2009;

AND WHEREAS the board of directors of the Corporation has extended, subject to and conditional upon receipt of shareholder approval and the approval of the Toronto Stock Exchange, the expiry date of the Subject Options by one year to January 21, 2010 (this extension shall be referred to herein as the "Expiry Date Extension");

AND WHEREAS shareholders of the Corporation wish to approve, confirm and ratify the Expiry Date Extension pursuant hereto;

NOW THEREFORE BE IT RESOLVED THAT:

1.	the Expiry Date Extension be and is hereby approved, confirmed and ratified; and

2.

any one director or officer of the Corporation be and is hereby authorized and directed to execute and deliver on behalf of the Corporation all such documents and instruments and to do all such other acts and things as in his opinion may be necessary or desirable in connection with the foregoing.

To be approved, the above resolution must be passed by a majority of the votes cast by shareholders at the Meeting in respect of this resolution, other than votes attaching to Common Shares beneficially owned by Mr. Cowley and associates of Mr. Cowley (1). The Board unanimously recommends that shareholders vote in favour of the said resolution.

Unless otherwise specified, the persons named in the enclosed form of proxy will vote FOR the said resolution.

____________________
(1)	Based on information furnished to the Corporation by Mr. Cowley, neither Mr. Cowley nor any of his associates beneficially owns any Common Shares.

STATEMENT OF EXECUTIVE COMPENSATION

Applicable securities law requires that a "Statement of Executive Compensation" in accordance with Form 51-102F6 be included in this Circular. Form 51-102F6 prescribes the disclosure requirements in respect of the compensation of certain executive officers and directors of reporting issuers. The following addresses the items identified in Form 51-102F6.

Summary Compensation Table

The following table (which is presented in accordance with Form 51-102F6) sets forth certain information with respect to the named individuals (for the purposes of this section of the Circular, such individuals shall collectively be referred to as the "Named Executive Officers" and shall individually be

14

 referred to as a "Named Executive Officer") for the financial years ended December 31, 2007, December 31, 2006 and December 31, 2005.

		Annual Compensation			Long Term Compensation

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Shares under Options Granted (#)	All other Compensation

Michael J. Prinsloo Chief Executive Officer (1)	2007	$127,064	$21,000	Nil	300,000	Nil
Peter N. Cowley Chief Executive Officer (1)	2007 2006 2005	$289,870 $218,821 $224,524	$43,480 $84,299 $67,357	Nil Nil Nil	Nil 215,000 Nil	Nil Nil Nil
Donat K. Madilo Chief Financial Officer (2)	2007 2006 2005	$137,842 $105,804 $99,108	$21,942 $21,161 $29,732	Nil Nil Nil	Nil 115,000 Nil	Nil Nil Nil
J. Gregory Short Chief Financial Officer (2)	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	$23,799 (3) $22,483 (3) $21,209 (3)
Simon F.W. Village Chairman of the Board	2007 2006 2005	$246,555 $179,256 $183,702	$36,983 $69,764 $249,097	Nil Nil Nil	Nil 215,000 Nil	Nil Nil Nil
Arnold T. Kondrat Executive Vice President	2007 2006 2005	$267,245 $190,447 $178,394	$40,087 $57,134 $52,858	Nil Nil Nil	Nil 215,000 Nil	Nil Nil Nil
Daniel K. Bansah Vice President, Exploration (4)	2007 2006 2005	$123,333 $106,501 $95,004	$22,500 $31,051 $33,250	Nil Nil Nil	Nil 113,000 Nil	Nil Nil Nil

(1)

Effective September 17, 2007, Mr. Cowley stepped down as Chief Executive Officer of the Corporation and Mr. Prinsloo was appointed Chief Executive Officer of the Corporation. Mr. Cowley remained President of the Corporation until March 2008.

(2)	On September 29, 2007, Mr. Madilo was appointed Chief Financial Officer of the Corporation in place of Mr. Short.

(3)	Represents consulting fees paid by the Corporation to Mr. Short.

(4)	Mr. Bansah was promoted from the position of the Corporation's Mineral Resource Manager to the position of Vice President, Exploration of the Corporation on September 10, 2007.

Long-Term Incentive Plan Awards

The Corporation did not have a long-term incentive plan within the meaning of Form 51-102F6 (the definition of "long-term incentive plan" contained in Form 51-102F6 expressly excludes a stock option plan) during the financial year ended December 31, 2007.

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Stock Options

The following table (which is presented in accordance with Form 51-102F6) sets forth certain information with respect to stock options of the Corporation granted to Michael J. Prinsloo during the financial year ended December 31, 2007. No stock options of the Corporation were granted to any of the other Named Executive Officers during the financial year ended December 31, 2007.

Name	Shares Under Options Granted1) (#)	Percentage of Total Options Granted to Employees in 2007	Exercise Price	Market Value of Shares Underlying Options on the Date of Grant (2)	Expiration Date
Michael J. Prinsloo	300,000	82.65%	Cdn$12.00	Cdn$10.65	August 24, 2012

(1)	3/4 of these stock options vest on the 12 month anniversary of the grant date and the balance vest on the 18 month anniversary of the grant date.

(2)

The market value figure identified in this column of the table is the closing sale price per share of the common shares of the Corporation immediately prior to the date the stock options were granted, as reported by the Toronto Stock Exchange.

The following table (which is presented in accordance with Form 51-102F6) sets forth details of all exercises of stock options of the Corporation by the Named Executive Officers during the financial year ended December 31, 2007, and the value of all outstanding stock options of the Corporation held by the Named Executive Officers as at December 31, 2007.

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized	Unexercised Options at Dec. 31, 2007 (#)	Value of Unexercised in-the-Money Options at Dec. 31, 2007(1)
Michael J. Prinsloo	Nil	N/A	Exercisable – Nil Unexercisable – 300,000	Nil
Peter N. Cowley	300,000	Cdn$3,256,470	Exercisable – 461,250 Unexercisable – 53,750	Exercisable – Cdn$2,520,000 Unexercisable – Nil
Donat K. Madilo	20,000	Cdn$197,098	Exercisable – 93,750 Unexercisable – 21,250	Exercisable – Cdn$4,500 Unexercisable – Nil
J. Gregory Short	Nil	N/A	Exercisable – 20,000 Unexercisable – Nil	Cdn$148,000
Simon F.W. Village	250,000	Cdn$2,558,725	Exercisable – 511,250 Unexercisable – 53,750	Exercisable – Cdn$$2,555,000 Unexercisable – Nil
Arnold T. Kondrat	216,000	Cdn$2,128,658	Exercisable – 161,250 Unexercisable – 53,750	Exercisable – Nil Unexercisable – Nil
Daniel K. Bansah	55,000	Cdn$542,020	Exercisable – 94,750 Unexercisable – 18,250	Exercisable – Cdn$6,000 Unexercisable – Nil

(1)	This is based on the last closing sale price per share of the common shares of the Corporation on December 31, 2007, as reported by the Toronto Stock Exchange.

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Stock Option Repricings

The Corporation did not during the financial year ended December 31, 2007 reprice downward any stock options.

Composition of the Compensation Committee

The members of the Compensation Committee are John A. Clarke, Piers A. Cumberlege and Bernard R. van Rooyen. No member of the Compensation Committee was during the most recently completed financial year, or is, an officer or employee of the Corporation or any of its subsidiaries. No member of the Compensation Committee was formerly an officer of the Corporation or any of its subsidiaries, other than Mr. van Rooyen who was President of the Corporation from November 1996 to January 2001.

Report on Executive Compensation

The Corporation's executive compensation program is based on the objectives of (a) recruiting and retaining the executives critical to the success of the Corporation, (b) providing fair and competitive compensation, (c) balancing the interests of management and shareholders of the Corporation, and (d) rewarding performance, on the basis of both individual and corporate performance. In order to achieve these objectives, the compensation paid to executive officers (including the Corporation's Chief Executive Officer) consists of three main components: (i) a base salary; (ii) a long term incentive in the form of stock options granted under the Corporation's Stock Option Plan; and (iii) incentive cash bonuses. Given the Corporation's current stage of development, compensation is weighted more heavily towards long term incentive compensation by way of stock option grants.

Base Salary

Base salaries of executive officers are set by having regard to both the base salaries paid by companies comparable to the Corporation and the potential long term compensation provided by stock options as discussed below.

Peter N. Cowley was appointed the Corporation's Chief Executive Officer and President in June 2004. In September 2007, Mr. Cowley stepped down as Chief Executive Officer of the Corporation and Michael J. Prinsloo was appointed Chief Executive Officer of the Corporation. Mr. Cowley remained President of the Corporation until March 2008. During the financial year ended December 31, 2007, Mr. Cowley received an annual salary of 145,000 United Kingdom pounds pursuant to the employment agreement that Mr. Cowley had with the Corporation (see "Statement of Executive Compensation - Employment Contracts"). The agreement also provided that the Corporation may, in its discretion, pay a bonus to Mr. Cowley annually. The employment agreement entered into by Mr. Prinsloo with the Corporation has a three year term and provides for an annual salary of $441,432 (see "Statement of Executive Compensation - Employment Contracts"). The agreement also provides that Mr. Prinsloo is entitled to receive an annual performance bonus of up to 35% of Mr. Prinsloo's annual base salary to be determined by the Board in its sole discretion, subject to performance standards and objectives agreed to by Mr. Prinsloo and approved by the Board.

Stock Option Plan

The principal purposes of the Corporation Stock Option Plan (the "Option Plan") are (a) to attract and retain qualified directors, officers, employees and consultants which the Corporation and its

17

subsidiaries require, (b) to promote a proprietary interest in the Corporation and its subsidiaries, (c) to provide an incentive element in compensation, and (d) to promote the development of the Corporation and its subsidiaries. A summary of the terms of the Option Plan is set forth in this Circular under "Terms of Stock Option Plan".

Stock options are granted under the Option Plan to executive officers upon their commencement of service. Additional grants are also made periodically under the Option Plan to executive officers (a) to recognize exemplary performance (including in connection with a promotion within the Corporation) or a special contribution, or (b) to provide additional long term incentives.

Stock option grants under the Option Plan to executive officers are determined by factors including the respective responsibilities and contributions to the Corporation of the executive officer, the executive officer's ability and experience, the number of common shares of the Corporation available for stock options, future hiring plans of the Corporation and the benefits of providing executive officers with a personal interest in maximizing shareholder value.

Mr. Cowley was granted 215,000 stock options under the Option Plan during the financial year ended December 31, 2006. No stock options were granted to Mr. Cowley during fiscal 2005 or fiscal 2007. Mr. Cowley was granted 800,000 stock options under the Option Plan in fiscal 2004.

Mr. Prinsloo was granted 300,000 stock options under the Option Plan during the financial year ended December 31, 2007 (these stock options were so granted to Mr. Prinsloo in connection with his hiring as Chief Executive Officer of the Corporation).

Incentive Cash Bonuses

Incentive cash bonuses are tied to corporate and individual performance. At the end of 2007, the Corporation paid to employees of the Corporation (including executive officers) and its subsidiaries (other than a few employees who commenced employment near the end of 2007) a cash bonus equal to 15% of the employee's annual base salary (based on the annual salary amount in place at the end of 2007 and based on the number of months worked in the event the employee was employed by the Corporation or a subsidiary of the Corporation for only part of 2007). As part of these bonus payments, Mr. Cowley received a cash bonus of $43,480 and Mr. Prinsloo received a cash bonus of $21,000.

The foregoing report has been furnished by the Compensation Committee (the members of which are John A. Clarke, Piers A. Cumberlege and Bernard R. van Rooyen).

Performance Graph

The following graph compares the five year cumulative total shareholder return on the Common Shares to the cumulative total return (assuming reinvestment of dividends) of the S&P/TSX Composite Index (the "TSX"), assuming an initial investment of Cdn$100 was made on December 31, 2002. The price performance of the Common Shares as shown on the graph does not necessarily indicate future price performance.

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December 31,	2002	2003	2004	2005	2006	2007
Banro	$100	$160	$257	$563	$869	$651
TSX	$100	$127	$145	$180	$211	$232

Defined Benefit or Actuarial Plan Disclosure

The Corporation does not have a defined benefit or actuarial plan.

Employment Contracts

The Corporation and Michael J. Prinsloo have entered into an employment contract (the "Prinsloo Agreement") which sets out the terms upon which Mr. Prinsloo performs the services of Chief Executive Officer and President of the Corporation. The Prinsloo Agreement provides for the payment to Mr. Prinsloo of an annual salary of $441,432, and that Mr. Prinsloo is entitled to receive an annual performance bonus of up to 35% of Mr. Prinsloo's annual base salary to be determined by the Board in its sole discretion, subject to performance standards and objectives agreed to by Mr. Prinsloo and approved by the Board. The term of the Prinsloo Agreement expires on September 17, 2010 (but may be renewed for a further period by agreement between the Corporation and Mr. Prinsloo). The Prinsloo Agreement also provide as follows: (a) in the event of a "change of control" (as such term is defined in the Prinsloo Agreement) of the Corporation, Mr. Prinsloo has the right to terminate the Prinsloo Agreement and is entitled to be paid by the Corporation an amount equal to the lesser of (i) two times his annual salary and (ii) the annual salary that would otherwise have been payable to him over the balance of the term of the Prinsloo Agreement had he not terminated the agreement; and (b) if immediately prior to such termination

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Mr. Prinsloo holds stock options of the Corporation, he shall be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options. The Corporation may terminate the Prinsloo Agreement at any time for cause (as specified in the Prinsloo Agreement) without notice and without any payment in lieu of notice.

The Corporation and Donat K. Madilo have entered into an employment contract (the "Madilo Agreement") which sets out the terms upon which Mr. Madilo performs the services of Chief Financial Officer of the Corporation. Under the Madilo Agreement, Mr. Madilo is paid an annual salary of Cdn$156,000. The Corporation may terminate the Madilo Agreement at any time for just cause upon written notice to Mr. Madilo.

The Corporation and Simon F.W. Village have entered into an employment contract (the "Village Agreement") which sets out the terms upon which Mr. Village performs the services of Chairman of the Board of the Corporation. Under the Village Agreement, Mr. Village is paid an annual salary of 140,000 United Kingdom pounds, and the Corporation may, in its sole discretion, pay to Mr. Village a bonus in respect of each financial year of the Corporation during which Mr. Village's employment subsists. The term of the Village Agreement expires on November 3, 2008 (but may be renewed for a further period by agreement between the Corporation and Mr. Village). The Corporation may terminate the Village Agreement at any time for cause (as specified in the Village Agreement) by written notice to Mr. Village.

The Corporation and Arnold T. Kondrat have entered into an employment contract (the "Kondrat Agreement") which sets out the terms upon which Mr. Kondrat performs the services of Executive Vice President of the Corporation. Under the Kondrat Agreement, Mr. Kondrat is paid an annual salary of Cdn$285,000. The Corporation may terminate the Kondrat Agreement at any time for just cause upon written notice to Mr. Kondrat.

Each of the Madilo Agreement, the Village Agreement and the Kondrat Agreement also provide as follows: (a) in the event of a "change of control" (as such term is defined in each employment agreement) of the Corporation or the "constructive dismissal" (as such term is defined in each employment agreement) of the employee, the employee has the right to terminate his employment agreement and is entitled to be paid by the Corporation an amount equal to two times his annual salary (the "Retiring Allowance"); (b) if immediately prior to such termination the employee holds stock options of the Corporation, the employee shall be entitled to exercise all such stock options (vested and unvested) at any time during the period of time commencing upon such termination and ending on the expiry date of such stock options; and (c) in the event the Corporation terminates the employment agreement without cause, the employee is entitled to the stock option exercise rights described above in item (b) and to be paid by the Corporation the Retiring Allowance.

The Corporation and Daniel K. Bansah have entered into an employment contract (the "Bansah Agreement") which sets out the terms upon which Mr. Bansah performs the services of Vice President, Exploration of the Corporation. Under the Bansah Agreement, Mr. Bansah is paid an annual salary of $150,000, and the Corporation may, in its sole discretion, pay to Mr. Bansah a bonus in respect of each financial year of the Corporation during which Mr. Bansah's employment subsists. The Corporation may terminate the Bansah Agreement at any time without cause by giving two month's notice in writing.

In September 2007, Peter N. Cowley stepped down as Chief Executive Officer of the Corporation and in March 2008 Mr. Cowley stepped down as President of the Corporation. During the financial year ended December 31, 2007, Mr. Cowley's services to the Corporation were provided pursuant to an employment contract, which provided for the payment to Mr. Cowley of an annual salary of 145,000 United Kingdom pounds.

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Compensation of Directors

Other than as set out below, no directors of the Corporation were compensated by the Corporation during the financial year ended December 31, 2007 for their services in their capacity as directors or for services as consultants or experts.

Each of the non-executive directors of the Corporation (other Richard J. Lachcik) was paid directors' fees of $30,000 in the aggregate during the financial year ended December 31, 2007. During the financial year ended December 31, 2007, the Corporation incurred legal expenses of $435,942 to Macleod Dixon LLP, which acts as counsel to the Corporation. Richard J. Lachcik, a director of the Corporation, is a partner of Macleod Dixon LLP. All directors receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Corporation purposes. The directors are entitled to participate in the Corporation's Stock Option Plan. No stock options of the Corporation were granted to the directors of the Corporation during the financial year ended December 31, 2007.

The Corporation maintains directors' and officers' liability insurance for the benefit of directors and officers of the Corporation carrying coverage in the amount of Cdn$10,000,000 as an aggregate limit of liability in each policy year. The total annual premium payable by the Corporation for the policy is Cdn$135,000 and there is a deductible in the amount of Cdn$250,000.

SECURITIES ISSUABLE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as at December 31, 2007, the number of Common Shares to be issued upon the exercise of outstanding options, warrants and rights issued pursuant to equity compensation plans, the weighted average exercise price of such outstanding options, warrants and rights and the number of Common Shares remaining available for future issuance under equity compensation plans of the Corporation.

Plan Category	Number of common shares to be issued upon exercise of options, warrants and rights outstanding as at Dec. 31, 2007	Weighted-average exercise price of options, warrants and rights outstanding as at Dec. 31, 2007	Number of common shares remaining available for future issuance under equity compensation plans as at Dec. 31, 2007 (excluding shares reflected in the first column)
Equity compensation plans approved by shareholders(1)	3,690,551 (2)	Cdn$9.81	661,000
Equity compensation plans not approved by shareholders	n/a	n/a	n/a
Total	3,690,551 (2)	Cdn$9.81	661,000

(1)

The only equity compensation plan of the Corporation approved by shareholders is the Corporation's Stock Option Plan. See the disclosure below under "Terms of Stock Option Plan" for a summary of the terms of such plan.

(2)	As of the date of this Circular, there are outstanding stock options to purchase a total of 3,067,750 Common Shares.

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TERMS OF STOCK OPTION PLAN

The rules of the Toronto Stock Exchange (the "TSX") provide that listed issuers must disclose on an annual basis, in their information circulars or other annual disclosure document distributed to all security holders, the terms of their security based compensation arrangements. The following summarizes the terms of the Corporation's Stock Option Plan (the "Option Plan").

(a)

Stock options may be granted from time to time by the Board to such directors, officers, employees and consultants of the Corporation or a subsidiary of the Corporation, and in such numbers, as are determined by the Board at the time of the granting of the stock options.

(b)

There are currently outstanding under the Option Plan stock options to purchase an aggregate of 3,067,750 Common Shares (which is equal to 7.58% of the number of Common Shares which are currently outstanding), and the number of new stock options currently available for future grants under the Option Plan is stock options to purchase an aggregate of 661,000 Common Shares (which is equal to 1.63% of the number of Common Shares which are currently outstanding).

(c)

The exercise price of each stock option shall be determined in the discretion of the Board at the time of the granting of the stock option, provided that the exercise price shall not be lower than the "Market Price". "Market Price" means the last closing price of the Common Shares on the TSX prior to the date the stock option is granted.

(d)

All stock options shall be for a term (the "Term") determined in the discretion of the Board at the time of the granting of the stock options, provided that no stock option shall have a Term exceeding ten years and, unless otherwise determined by the Board in its discretion in accordance with the terms of the Option Plan as referred to in the next paragraph below, a stock option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such stock option ceasing to be at least one of a director, officer, employee or consultant of the Corporation or a subsidiary of the Corporation for any reason whatsoever.

Provided a departing optionee has been with the Corporation for at least 12 months, the Board may in its discretion determine that any vested stock options held by such departing optionee will continue to be exercisable after the departure from the Corporation of the optionee for a period of time not to exceed the balance of the Term of such stock options.

(e)

Unless otherwise determined by the Board, 3/4 of the stock options granted pursuant to the Option Plan vest on the 12 month anniversary of their grant date and the remaining 1/4 of such stock options vest on the 18 month anniversary of the grant date.

(f)	Except in limited circumstances in the case of the death of an optionee, stock options shall not be assignable or transferable.

(g)

Disinterested shareholder approval is required prior to any reduction in the exercise price of a stock option or any extension of the Term of a stock option if the optionee holding such stock option is an insider of the Corporation.

(h)	The Corporation may amend from time to time or to terminate the terms and conditions of the Option Plan by resolution of the Board. Any amendments shall be subject to the prior consent of

22

all applicable regulatory bodies, including the TSX. Amendments and termination shall take effect only with respect to stock options granted thereafter, provided that they may apply to any stock options previously granted with the mutual consent of the Corporation and the optionees holding such stock options.The Board has the authority to approve amendments relating to the Option Plan or to stock options, without further approval of the Corporation's shareholders, to the extent that such amendments relate to:

(i)	altering the terms of vesting applicable to any stock options;

(ii)	changes to the date a stock option terminates upon the optionee ceasing to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries;

(iii)

extending the Term of any stock options held by a person other than a person who, at the time of the extension, is an "insider" (as such term is defined under the Ontario Securities Act) of the Corporation, provided that the Term does not extend beyond ten years from the date of grant;

(iv)	accelerating the expiry date in respect of stock options;

(v)

determining the adjustment provisions pursuant to section 10 of the Option Plan (section 10 of the Option Plan provides, among other things, that, in the event of any change in the Corporation's common shares through subdivision, consolidation, amalgamation, merger or otherwise, then in any such case the Board may make such adjustment in the Option Plan and in the stock options granted under the Option Plan as the Board may in its sole discretion deem appropriate to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of stock options);

(vi)	amending the definitions contained in the Option Plan; or

(vii)	amendments of a "housekeeping" nature.

(i)

The Board has full and final discretion to interpret the provisions of the Option Plan, and all decisions and interpretations made by the Board shall be binding and conclusive upon the Corporation and all optionees, subject to shareholder approval if required by the TSX.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation, or associate of any such person, is indebted to the Corporation or a subsidiary of the Corporation.

As of the date of this Circular, no current or former executive officer, director or employee of the Corporation or a subsidiary of the Corporation, or associate of any such person, has indebtedness to another entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or a subsidiary of the Corporation.

During the fourth quarter of 2007, BRC DiamondCore Ltd. (formerly named BRC Diamond Corporation) ("BRC") obtained a Cdn$3,000,000 credit line (the "Loan Facility") from a Canadian financial institution which bears interest at prime rate plus 1% per annum. During the first quarter of 2008, the Loan Facility was increased from Cdn$3,000,000 to Cdn$6,000,000. The indebtedness

23

outstanding under the Loan Facility as at April 30, 2008 was Cdn$5,099,495, which included accrued interest of Cdn$99,495 (the indebtedness outstanding under the Loan Facility as at December 31, 2007 was Cdn$3,022,899, which included accrued interest of Cdn$22,899). The Loan Facility is guaranteed by the Corporation. This guarantee is secured by way of a pledge of the Corporation's investments with the said financial institution. BRC has agreed with the Corporation to pay all amounts outstanding under the Loan Facility and to terminate the Loan Facility by July 28, 2008. Until February 2008, BRC was an "associate" (within the meaning of applicable securities laws) of Arnold T. Kondrat (who is Executive Vice President and a director of the Corporation) by virtue of Mr. Kondrat holding more than 10% of the outstanding shares of BRC. Mr. Kondrat currently holds less than 10% of the outstanding shares of BRC, such that BRC is no longer an "associate" (within the meaning of applicable securities laws) of Mr. Kondrat.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director or officer of the Corporation, no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares (a "10% Shareholder"), no director or officer of a 10% Shareholder or of a subsidiary of the Corporation and no associate or affiliate of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any transaction since the beginning of the Corporation's financial year ended December 31, 2007 or in any proposed transaction which, in either case, has materially affected or will materially affect the Corporation or any of its subsidiaries.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2007 (the "2007 Financial Statements"), together with the auditors' report thereon, will be placed before the Meeting. A copy of the 2007 Financial Statements is attached to this Circular as Exhibit 1.

CORPORATE GOVERNANCE DISCLOSURE

The Corporation's Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.

National Instrument 58-101 (which is entitled "Disclosure of Corporate Governance Practices") provides that the corporate governance disclosure required by Form 58-101F1 must be included in this Circular. The following addresses the items identified in Form 58-101F1.

Board of Directors

A director is considered "independent" if he has no direct or indirect material relationship with the Corporation. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment. There are also certain circumstances which are deemed to establish a "material relationship" for the purpose of determining independence under National Instrument 58-101. The Board consists of eight persons, three of whom have been determined to be independent within the meaning of National Instrument 58-101 and five of whom have been determined to not be independent within the meaning of National Instrument 58-101. John A. Clarke, Piers A. Cumberlege and Bernard R. van Rooyen have been determined to be

24

independent within the meaning of National Instrument 58-101. Michael J. Prinsloo (who is President and Chief Executive Officer of the Corporation), Arnold T. Kondrat (who is Executive Vice President of the Corporation), Simon F.W. Village (who is Chairman of the Board of the Corporation), Richard J. Lachcik (who is a partner of Macleod Dixon LLP, which acts as counsel to the Corporation) and Peter N. Cowley (who was President of the Corporation until March 2008) have been determined to not be independent within the meaning of National Instrument 58-101.

The Board facilitates its exercise of independent judgment in carrying out is responsibilities by maintaining three independent directors and by having each committee of the Board comprised only of independent directors. The Board also believes that the fiduciary duties placed on individual directors by the Canada Business Corporations Act (the Corporation's governing corporate legislation) and by the common law and the restrictions placed by such legislation on an individual directors' participation in decisions of the Board in which the director has an interest ensure that the Board operates independently of management and in the best interests of the Corporation.

The independent directors of the Corporation do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. However, to facilitate open and frank discussion among its independent directors, the Board has adopted a practice of setting aside time at each meeting of the Board for the independent directors to hold discussions without management present. As well, an in camera session is held, without management present, at the end of each Audit Committee meeting with the external auditors of the Corporation.

The Corporation's Chairman of the Board, Simon F.W. Village, is not an independent director.

Directorships

The following directors of the Corporation are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Names of Other Issuers
John A. Clarke	Nevsun Resources Ltd. Mediterranean Resources Ltd.
Peter N. Cowley	Cluff Gold plc
Piers A. Cumberlege	None
Arnold T. Kondrat	Nevada Bob's International Inc. BRC DiamondCore Ltd. Gentor Resources, Inc.
Richard J. Lachcik	Nevada Bob's International Inc. South American Gold & Copper Company Limited United Reef Limited
Michael J. Prinsloo	None

25

Name of Director	Names of Other Issuers
Bernard R. van Rooyen	Gold Fields Limited Mvelaphanda Resources Limited Northern Plantinum Limited Trans Hex Groep Beperk
Simon F.W. Village	BRC DiamondCore Ltd.

Meetings of the Board of Directors

The frequency of Board meetings and the nature of the meeting agendas depend upon the nature of the business and affairs of the Corporation from time to time. During the financial year ended December 31, 2007, the Board held three meetings, and during 2008 up to the date of this Circular there have been two Board meetings. All directors were present at each of these meetings in 2007 and 2008, other than Mr. van Rooyen who was not present at one Board meeting held in 2007.

Board Mandate

The Board does not have a written mandate. In broad terms, the Board is responsible for the overall stewardship of the Corporation and, as such, supervises the management of the business and affairs of the Corporation. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving financings and acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are thought to be material to the Corporation. The Board is also responsible for approving the appointment of officers, stock option grants, financial statements and proxy materials.

Position Descriptions

The Board has not developed written position descriptions for the Chairman of the Board, the chair of each Board committee or the Chief Executive Officer of the Corporation. Michael J. Prinsloo, the Corporation's President and Chief Executive Officer, is responsible for the day-to-day operations of the Corporation. Mr. Prinsloo and other members of senior management, including Simon F.W. Village, the Corporation's Chairman of the Board, undertake a significant role in the long range planning and corporate finance activities of the Corporation. The Chairman of the Board also chairs all meetings of the Board and is responsible for managing the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities.

Both of the Board's committees, the Audit Committee and the Compensation Committee, have charters which set out their respective roles and responsibilities.

Orientation and Continuing Education

Due to the size of the Board, no formal program currently exists for the orientation of new directors. Each new director brings a different skill set and professional background, and with this information, the Board is able to determine what orientation regarding (a) the role of the Board, its committees and its directors, and (b) the nature and operations of the Corporation's business, will be necessary and relevant to each new director.

No formal continuing education program currently exists for the Corporation's directors. Each of the Corporation's directors has the responsibility for ensuring that he maintains the skill and knowledge

26

necessary to meet his obligations as a director. The Corporation's legal counsel advises the Board on any changes in laws or regulations relevant to the duties and responsibilities of directors.

Ethical Business Conduct

The Board has adopted a code of business conduct and ethics for directors, officers and employees (the "Code"). A copy of the Code may be obtained from the Chief Financial Officer of the Corporation at (416) 366-2221 and is also available on SEDAR at www.sedar.com. Each director, officer and employee of the Corporation is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code. Any observed breaches of the Code must be reported to the Corporation's Chief Executive Officer.

There have been no material change reports filed since the beginning of the Corporation's most recently completed financial year that pertains to any conduct of a director or executive officer of the Corporation that constitutes a departure from the Code.

In accordance with the Canada Business Corporations Act (the Corporation's governing corporate legislation), directors of the Corporation who are a party to, or are a director or an officer of or have a material interest in a party to, a material contract or material transaction or a proposed material contract or proposed material transaction, are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

The Board has also adopted a "whistleblower" policy which provides employees, consultants, officers and directors with the ability to report, on a confidential and anonymous basis, violations within the Corporation's organization including, (but not limited to), questionable accounting practices, disclosure of fraudulent or misleading financial information, instances of corporate fraud, or harassment. The Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical business conduct. The Board has also adopted an insider trading policy to encourage and promote a culture of ethical business conduct.

Nomination of Directors

The Board has not appointed a nominating committee and does not believe that such a committee is warranted at the present time. The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and officers.

Compensation

The Board determines director and executive officer compensation by recommendation of the Compensation Committee. Each of the members of the Compensation Committee are independent.

The responsibilities of the Compensation Committee include, among other things, making recommendations to the Board with respect to (a) the compensation of the Corporation's executive officers and directors, (b) the payment of bonuses to the Corporation's personnel, and (c) the grant of stock options under the Corporation's Stock Option Plan. The Compensation Committee has the authority to engage, at the expense of the Corporation, any external professional or other advisors which it determines necessary in order to carry out its duties.

27

Additional information with respect to officer and director compensation matters is set out in this Circular under "Statement of Executive Compensation".

Other Board Committees

The Board does not have any standing committees other than the Audit Committee and the Compensation Committee.

Assessments

The Board monitors but does not formally assess the effectiveness and contribution of the Board, its committees and individual Board members. To date, the Board has satisfied itself, through informal discussions, that the Board, its committees and individual Board members are performing effectively.

U.S. CORPORATE GOVERNANCE MATTERS

The Common Shares are listed on the American Stock Exchange, Inc. (the "AMEX"). The AMEX company guide permits the AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Corporation's governance practices differ from those followed by U.S. domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum quorum requirement for a shareholder meeting is 33 1/3% of the outstanding shares of common voting stock. In addition, a company listed on the AMEX is required to state its quorum requirement in its by-laws. The Corporation's quorum requirement is set forth in its by-law, which provides that a quorum for the transaction of business at any meeting of shareholders shall be two persons entitled to vote thereat present in person or represented by proxy.

Proxy Delivery Requirement: The AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies be solicited pursuant to a proxy statement that conforms to the proxy rules of the U.S. Securities and Exchange Commission. The Corporation is a foreign private issuer as defined in Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended, (the "Exchange Act") and the equity securities of the Corporation are accordingly exempt from the proxy rules set forth in sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Corporation solicits proxies in accordance with applicable rules and regulations of Canada.

ADDITIONAL INFORMATION

Financial information relating to the Corporation is provided in the 2007 Financial Statements and the Corporation's management's discussion and analysis relating to such financial statements (the "2007 MD&A"). Copies of this Circular (including the 2007 Financial Statements attached hereto), the 2007 MD&A, the interim consolidated financial statements of the Corporation subsequent to the 2007 Financial Statements and the Corporation's management's discussion and analysis relating to such interim financial statements, as well as additional information relating to the Corporation, are available on SEDAR at www.sedar.com. Copies of such documents may also be obtained without charge by writing

28

to the Chief Financial Officer of the Corporation at Suite 7070, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E3.

A proposal for any matter that a shareholder proposes to raise at the next annual meeting of shareholders of the Corporation must be submitted to the Corporation at least 90 days before the anniversary date of the Notice (that is, at least 90 days before the anniversary date of May 29, 2008) and must comply with the other requirements of the Canada Business Corporations Act relating to proposals.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board. Unless otherwise indicated, information contained in this Circular is given as of May 29, 2008.

DATED at Toronto, Ontario the 29th day of May, 2008.

BY ORDER OF THE BOARD

(signed)

Donat K. Madilo

Chief Financial Officer

EXHIBIT 1

Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in U.S. dollars)

Banro Corporation

Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in U.S. dollars)

Contents

Auditors’ report	3

Consolidated Financial Statements

Balance Sheets	4

Statements of Operations and Other Comprehensive Loss	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7

Summary of Significant Accounting Policies	8-13

Notes to Financial Statements	14-31

BDO Dunwoody LLP Chartered Accountants And Advisors	Royal Bank Plaza P.O. Box 32 Toronto Ontario Canada M5J 2J8 Telephone: (416) 865-0200 Telefax: (416) 865-0887

Auditors' Report

To the Shareholders of

Banro Corporation

We have audited the consolidated balance sheets of Banro Corporation as at December 31, 2007 and 2006 and the consolidated statements of operations and other comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

(Signed) BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 28, 2008

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when changes in accounting policies, such as those described in the summary of significant accounting policies, has a material effect on the consolidated financial statements. Our report to the shareholders dated March 28, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

(Signed) BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Ontario
March 28, 2008

Banro Corporation

Consolidated Balance Sheets

(Expressed in U.S. dollars)
	December 31, 2007	December 31, 2006

Assets
Current
Cash	$ 2,167,013	$ 5,962,993
Short term investments (Note 2)	29,762,591	46,298,028
Accounts receivable and prepaid expenses	414,572	279,449
	32,344,176	52,540,470

Investments (Note 3)	3,507,960	2,516,178
Property, plant and equipment (Note 4)	916,880	1,209,629
Deferred exploration expenditures (Note 5)	64,087,344	34,132,109

	$ 100,856,360	$ 90,398,386

Liabilities and Shareholders’ Equity
Current
Accounts payable	$ 3,597,956	$ 2,858,957

Commitments and guarantees (Note 8 and 12)
Shareholders’ equity
Share capital	136,593,491	130,181,820
Contributed surplus	14,000,674	6,873,851
Accumulated other comprehensive income	503,570	7,284
Deficit	(53,839,331)	(49,523,526)

	97,258,404	87,539,429

	$ 100,856,360	$ 90,398,386

On behalf of the Board

(signed) “Peter N. Cowley”	Director	(signed) “Arnold T. Kondrat”	Director
Peter N. Cowley		Arnold T. Kondrat

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Consolidated Statements of Operations and Other Comprehensive Loss

(Expressed in U.S. dollars)

For the years ended December 31	2007	2006	2005

Expenses
Professional fees	$ 626,859	$ 686,376	$ 551,472
Consulting fees	43,380	245,435	760,655
Office and sundry	886,407	787,747	820,830
Salary	1,653,228	1,306,412	1,374,511
Employee stock based compensation	5,734,295	1,167,062	873,048
Travel	685,306	451,291	526,818
Shareholder relations and promotion	554,805	833,212	839,150
Directors fees	90,000	30,000	23,848
Interest and bank charges	21,398	17,377	13,330
Amortization	24,362	21,520	37,777
Foreign exchange loss (gain)	(3,276,337)	597,605	(691,207)

	(7,043,703)	(6,144,037)	(5,130,232)
Interest income	2,007,426	1,987,420	336,642

Loss from operations	(5,036,277)	(4,156,617)	(4,793,590)

Share of equity loss of BRC DiamondCore Ltd. (Note 3(a))	(480,271)	(416,720)	(337,836)
Gain on dilution of interest in BRC DiamondCore Ltd. (Note 3(a))	1,124,779	1,514,962	630,084
Gain on sale of investment in NBI (Note 3(c))	9,412	-	-
Effect of deconsolidation of Loncor (Note 3(b))	66,552	-	-

Net loss for the year	(4,315,805)	(3,058,375)	(4,501,342)

Translation of equity investment with Canadian dollar functional currency to US dollar reporting currency	496,286	(16,165)	23,449

Comprehensive loss for the year	$(3,819,519)	$(3,074,540)	$ 4,477,893)

Loss per share (Note 6(d))	$ (0.11)	$ (0.08)	$ (0.16)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollars)

	Number of Shares	(Note 6) Amount	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit
December 31, 2004	26,565,688	$ 51,079,128	$ 3,409,456	$ - -	$ (41,963,809)
Issuance of stock options	-	-	2,115,579	-	-
Issuance of stock options BRC	-	-	190,164	-	-
Exercise of stock options	406,000	246,467	(48,296)	-	-
Exercise of warrants	240,000	1,048,939	(259,620)	-	-
Issued during the year	5,500,000	25,351,260	-	-	-
Translation of equity investment	-	-	-	23,449	-
Net loss for the year	-	-	-	-	(4,501,342)

December 31, 2005	32,711,688	77,725,794	5,407,283	23,449	(46,465,151)
Share of BRC contributed surplus (Note 3(a))	-	-	179,759	-	-
Issuance of stock options	-	-	3,228,511	-	-
Options exercised or forfeited	1,512,949	5,521,674	(1,941,702)	-	-
Issued during the year (Note 6 (b))	4,376,000	46,934,352	-	-	-
Translation of equity investment	-	-	-	(16,165)	-
Net loss for the year	-	-	-	-	(3,058,375)

December 31, 2006	38,600,637	130,181,820	6,873,851	7,284	(49,523,526)
Fair value adjustment on investment available-for-sale on January 1, 2007	-	-	-	(18,825)	-
Share of BRC contributed surplus (Note 3(a))	-	-	333,270	-	-
Issuance of stock options	-	-	9,751,397	-	-
Options exercised or forfeited	1,259,500	6,411,671	(2,957,844)	-	-
Reversal of fair value upon disposition of investment available-for-sale	-	-	-	18,825	-
Translation of equity investment	-	-	-	496,286	-
Net loss for the year	-	-	-	-	(4,315,805)

December 31, 2007	39,860,137	$ 136,593,491	$ 14,000,674	$ 503,570	$ (53,839,331)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

For the years ended December 31	2007	2006	2005

Cash provided by (used in)

Operating activities
Net loss for the period	$ (4,315,805)	$ (3,058,375)	$ (4,501,342)
Adjustments to reconcile loss to net cash
provided by operating activities
Unrealized foreign exchange loss (gain)	(6,050,315)	644,293	(1,488,349)
Share of equity loss	480,271	416,720	337,836
Gain on dilution of interest	(1,124,779)	(1,514,962)	(630,084)
Value of options issued (Note 6(c))	5,087,460	1,167,062	1,585,965
Amortization	24,362	21,520	37,777
Gain on disposition of investment in NBI	(9,412)	-	-
Gain on disposition of investment in Loncor	(66,552)	-	-
Accrued interest	172,624	(558,576)	(191,603)
Changes in non-cash working capital
Accounts receivable and prepaid expenses	(135,123)	(148,953)	(105,967)
Accounts payable	738,999	1,437,386	1,209,355

	(5,198,270)	(1,593,885)	(3,746,412)
Investing activities
Acquisition of property, plant and equipment	(213,108)	(529,722)	(819,935)
Short term investments	16,362,813	(23,949,849)	(21,598,000)
Investment and advances to BRC DiamondCore Ltd.	(3,739)	387,310	-
Proceeds on sale of NBI	160,013	-	-
Proceeds on sale and advances (paid) to Loncor	413,156	(55,000)	-
Due from related parties and note receivable	-	-	(362,291)
Deferred exploration expenditures (Note 5)	(26,027,624)	(19,806,006)	(8,690,090)

	(9,308,489)	(43,953,267	(31,470,316)
Financing activities
Common shares issued and exercise of stock options for cash	4,671,648	50,757,431	26,338,750

Effect of foreign exchange on cash held in foreign currency	6,039,131	(899,223)	1,472,718

Net (decrease) increase in cash during the year	(3,795,980)	4,311,056	(7,405,260)

Cash, beginning of year	5,962,993	1,651,937	9,057,197
Cash, end of year	$ 2,167,013	$ 5,962,993	$ 1,651,937

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

Nature of Business

Banro Corporation's (the "Company") business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the "Congo"). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL. All inter-company transactions and balances have been eliminated on consolidation.

Investments	Investments in companies subject to significant influence are accounted for using the equity method.

Property, Plant and Equipment	Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

Furniture and fixtures	-	20% declining balance basis
Office equipment	-	Straight line over four years
Vehicles	-	Straight line over four years
Communication equipment	-	Straight line over four years
Field camps	-	Straight line over four years
Surveying equipment	-	Straight line over four years
Geochemistry	-	Straight line over four years
Field equipment	-	Straight line over four years
Leasehold improvements	-	Straight line over five years

Asset Impairment

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

Foreign Currency Translation

These consolidated financial statements are expressed in the functional currency of the Company, United States dollars. The Company’s foreign operations are all considered integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the year; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the year, except for amortization which is translated at its corresponding historical rate. Realized exchange gains and losses are included in the consolidated statements of operations and other comprehensive loss. The Company's self-sustaining equity investee is accounted for under the current rate method. Under this method, all assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at actual or average rates for the period. Exchange gains or losses arising from the translation are recorded in equity in the cumulative translation adjustment component of other comprehensive income. The Company accounts for BRC DiamondCore Ltd. as a self-sustaining equity investee.

Deferred Exploration

Expenditures

Exploration costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration costs. If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations.

Stock Options

The Company has a stock option plan, which is described in Note 6(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the financial statements. Compensation expense on stock options granted to non-employees is recorded as an expense in the period at the earlier of the completion of performance and the date the options are vested using the fair value method. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchases of shares is credited to share capital.

Asset Retirement Obligations

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

Financial Instruments,

Comprehensive Income, Hedges

and Equity

Effective January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants ("CICA") accounting standards related to, Comprehensive Income (Section 1530), Financial Instruments – Recognition and Measurement (Section 3855), Financial Instruments – Disclosure and Presentation (Section 3861), Hedges (Section 3865) and Equity (Section 3251). These accounting statements have been adopted on a prospective basis and prior periods have not been restated.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions, event and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under section 3855, financial instruments must be classified into one of the following categories: held-to-maturity, held-for-trading, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and recognition of changes in the fair value will depend on their initial classification; held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income, while available-for-sale financial instruments are measured at fair value, with unrealized changes in fair value recorded in other comprehensive income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading. Accounts receivable have been classified as loans and receivables. Short term investments have been classified as held-to-maturity. Accounts payable and accrued liabilities have been classified as other financial liabilities. The Company’s investment in Nevada Bob’s International Inc., previously carried at cost less provision for other than temporary declines in value, was designated as available-for-sale. As a result of the adoption of these recognition and measurement standards for financial instruments the Company recorded an unrealized loss of $18,825 related to its available-for-sale investments in accumulated other comprehensive income.

Section 3861 establishes standards for presentation of financial instruments and identifies the information required for disclosure in the company’s financial statements.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

Section 3865 specifies the criteria under which hedge accounting can be used and establishes the required disclosures. The Company is not currently engaged in any hedging activity. As a result, the adoption of section 3865 did not have any impact on the Company’s consolidated financial statements.

The Company’s adoption of section 3251 resulted in expanded disclosure of its components of shareholder’s equity.

Income Taxes

The asset and liability method is used to determine income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities. Future tax assets and liabilities are measured using substantially enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date. Net future income tax assets are offset by valuation allowances to the extent that they are not more likely not to be realized.

Use of Estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions include those related to the recoverability of deferred exploration expenditures.

Variable Interest Entities

Variable Interest Entities (“VIE's”) are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE's expected losses or expected residual returns. The Company currently does not have any VIE's.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

Accounting Changes

Effective January 1, 2007 the Company adopted the revised recommendations of CICA Section 1506, Accounting Changes which provides expanded disclosures for changes in accounting policies, accounting estimates and correction of errors. Under the revised standards, a voluntary change in accounting policies is permitted only when required by a primary source of GAAP or when the change results in financial statements providing more reliable and relevant information about the effects of transactions, other events or conditions on the entity’s financial position, financial performance or cash flows. Accounting changes are applied retrospectively unless otherwise permitted or unless it is impractical to determine the period or cumulative impact of the changes. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively. This did not affect the Company’s consolidated financial statement position, results of operations or cash flows. This standard also requires that any new CICA Handbook standards to be adopted in future periods and the impact of those new standards need to be disclosed in the financial statements.

Future Accounting Standards	Capital Disclosures

In December 2006, the CICA issued accounting standards Section 1535, Capital disclosures which requires companies to disclose their objectives, policies and processes for managing capital as well as compliance with any externally imposed capital requirements. Section 1535 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after October 1, 2007. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

Financial Instruments - Disclosure and Presentation

In December 2006, the CICA issued accounting standards Section 3862 Financial Instruments – Disclosure and Section 3863 Financial Instruments – Presentation. Section 3862 modifies the disclosure requirements of Section 3861 and requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and performance as well as the nature and the risks arising from financial instruments and non-financial derivatives.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

Section 3863 carries forward unchanged the presentation requirements for financial instruments of Section 3861, Financial Instruments - Disclosure and Presentation. Sections 3862 and 3863 apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company does not anticipate the adoption of these standards to have a significant impact on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for accounting standards in Canada under which the current accounting standards for public companies in Canada are expected to converge with IFRS by the end of year 2011. The Company will continue to monitor the developments in regards to the AcSB’s plan and has not yet determined the impact of these prospective changes on the consolidated financial statements of the Company.

Goodwill and intangible assets

In February 2008, the CICA issued accounting standard Section 3064, Goodwill and intangible assets, replacing Section 3062 Goodwill and intangible assets and Section 3450, Research and development costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating and has not yet determined the impact of the adoption of this standard, if any, on its consolidated financial statements.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

1.	Interest in Congolese Subsidiaries

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

2.	Short Term Investments

The Company has invested in US$ commercial paper and discount notes with interest rates varying from 4.78% to 4.93%, maturities up to February 1, 2008 and a market value of $18,486,429 and Cdn$ discount notes and bankers acceptance with interest rates varying from 4.35% to 4.41%, maturities up to February 11, 2008 and a market value of $11,275,006 (Cdn$ 11,176,652).

3.	Investments

	December 31, 2007	December 31, 2006
BRC DiamondCore Ltd. (a)	$ 3,507,960	$ 2,022,872
Loncor Resources Inc. (b)	-	342,705
Nevada Bob’s International Inc.(c)	-	150,601

Investments, end of the year	$ 3,507,960	$ 2,516,178

(a)	Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation)

The Company owns 3,744,032 common shares, representing a 27.43% (December 31, 2006 – 30.14%) equity interest, in BRC DiamondCore Ltd. (“BRC”) with a quoted market value of approximately $26,438,856 (December 31, 2006 - $12,304,847). The principal business of BRC is the acquisition and exploration of diamond properties. The assets and liabilities of BRC are translated in US $ at the year end rate of exchange for the purpose of incorporation in the Company’s consolidated financial statements, using the equity method. Accumulated exchange gains and losses arising from such translation are reported in the consolidated balance sheets under accumulated other comprehensive loss as a separate component of shareholders’ equity.

On February 11, 2008, BRC completed the acquisition of all of the outstanding shares of Diamond Core Resources Limited (“Diamond Core”), a South African diamond exploration company. As the consideration for this acquisition, BRC issued to Diamond Core shareholders one common share of the Company for every 24.5 Diamond Core shares held (subject to the rounding of fractional shares), such that BRC now has outstanding approximately 25.74 million shares and, immediately following the completion of the acquisition, former Diamond Core shareholders held approximately 47% of BRC's outstanding shares. Concurrent with this transaction, BRC changed its name from BRC Diamond Corporation to BRC DiamondCore Ltd. and its shares were listed on the Toronto Stock Exchange and the JSE Limited in Johannesburg, South Africa. As a result of this transaction, the Company’s equity interest in BRC was reduced to approximately 14.55%.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

3.	Investments

(a)	Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation)

In April 2005, BRC issued, by way of private placement, 1,000,000 of its common shares at a price of Cdn$2.50 per share for gross proceeds of Cdn$2,500,000. The Company did not participate in this financing and therefore its equity interest in BRC was reduced to 35.78%. This reduction in equity interest resulted in a dilution gain of $630,084.

In March 2006, BRC issued, by way of private placement, 1,900,000 of its common shares at a price of Cdn$3.50 per share for gross proceeds of Cdn$6,650,000. In April 2006, BRC issued 60,000 common shares, on the exercise of broker warrants, at a price of Cdn$2.50 per share for gross proceeds of Cdn$150,000. The Company did not participate in these financings and therefore its equity interest in BRC was reduced to 30.14%. This reduction in equity interest resulted in a dilution gain of $1,514,962.

In March 2007, BRC issued, by way of private placement, 1,000,000 of its common shares at a price of Cdn$5.00 per share for gross proceeds of Cdn$5,000,000. In addition, during 2007, BRC issued 227,600 common shares, on the exercise of broker warrants and stock options, for gross proceeds of Cdn$472,560. The Company did not participate in these financings and therefore its equity interest in BRC was reduced to 27.43%. This reduction in equity interest resulted in a dilution gain of $1,124,779.

The Company's investment in BRC is summarized as follows:

	December 31, 2007	December 31, 2006

Equity investment, beginning of year	$ 2,022,873	$ 708,292
Share of loss	(480,271)	(387,425)
Gain on dilution of interest	1,124,779	1,514,962
Share of contributed surplus	333,270	179,759
Cumulative translation adjustment	503,570	7,284
Equity investment, end of year	$ 3,504,221	2,022,872
Amount due to BRC	3,739	-
	$ 3,507,960	$ 2,022,872

BRC’s summarized consolidated balance sheet as at December 31, 2007 and 2006 and income statement for the years ended December 31, 2007, 2006 and 2005, converted to US $ at the year end rate of exchange, are as follows:

	2007	2006
Assets
Current assets	$ 1,346,209	$ 329,988
Investment	-	78,939
Deferred charges	2,052,110	-
Mineral properties	14,313,184	6,401,050
Property, plant and equipment	598,877	138,695

	18,310,380	6,948,672

Liabilities	(5,535,542)	(237,082)

Net Equity	$ 12,774,838	$ 6,711,590

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

3.	Investments (continued)

(a)	Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation) (continued)

	2007	2006	2005
Income Statement
Interest income	$ -	$ 336	$ 263
Expenses	(1,848,313)	(887,642)	(899,996)
Loss on disposition of investment	(15,597)	-	-
Write-off of mineral claims	(16,440)	(355,531)	(25,465)

Net Loss	$ (1,880,350)	$ (1,242,837)	$ (925,198)

(b)	Investment in Loncor Resources Inc.

As at December 31, 2006, the Company owned 2,584,300 common shares, representing a 48.76% equity interest in Loncor Resources Inc. (“Loncor”), a mineral exploration company. On December 21, 2007, the Company sold back to Loncor all of its common shares of Loncor at fair value of Cdn$258,430. The Company received all amounts due from Loncor in the amount of $ 413,156.

On March 30, 2006, the Board of Directors of the Company approved the issue of common shares of the then wholly-owned subsidiary, Loncor, to an officer and director of the Company for cash consideration of Cdn$271,570. This resulted in the Company’s equity interest in Loncor being reduced from 100% to 48.76% and the Company no longer controlling this entity. As the Company continued to exercise significant influence over Loncor’s operations until its disposal in the current year, it changed the method of accounting for its investment in Loncor from the consolidation method to the equity method.

The Company's investment in Loncor is summarized as follows:

	December 31, 2007	December 31, 2006

Equity investment, beginning of year	$ 185,705	$ 215,000
Share of loss	(100,356)	(29,295)
	85,349	185,705
Disposition of investment	(256,156)	-
Gain on disposition of investment	170,807	-

Equity investment, end of year	-	185,705
Amount due from Loncor	-	157,000
	$ -	$ 342,705

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

3.	Investments (continued)

(b)	Investment in Loncor Resources Inc.

Loncor’s summarized consolidated balance sheet as at December 31, 2007 and 2006 and income statement for the years ended December 31, 2007, 2006 and 2005, are as follows:

	December 31, 2007	December 31, 2006
Assets
Current assets	$ 57,067	$ 77,613
Mineral properties	2,088,177	635,422
Property, plant and equipment	1,737	8,500

	2,146,981	721,535

Liabilities	(2,176,348)	(330,086)

Net Equity (deficiency)	$ (29,367)	$ 391,449

	December 31, 2007	December 31, 2006	December 31, 2005
Income Statement
Interest income	$ -	$ 18	$ -
Expenses	(1,497,283)	(363,528)	(120,038)
Charges capitalized to Mineral properties	1,291,467	303,447	120,038

Net Loss	$ (205,816)	$ (60,063)	$ -

(c)	Investment in Nevada Bob’s International Inc.

As at December 31, 2006, the investment in Nevada Bob’s International Inc. (“NBI”), a licensor of certain golf equipment and apparel trademarks, represented 4.67% of the outstanding common shares of NBI and was accounted for under the cost method and was written down only when there was an other than temporary loss in value.

On January 1, 2007, the Company designated this investment as available-for-sale and was therefore re-valued at fair value of $160,013, resulting in the recognition of an unrealized loss on adoption of $18,825.

During 2007, this investment was sold for $160,013 which resulted in a realized gain of $9,412 and moved out of accumulated other comprehensive loss.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

4.	Property, Plant and Equipment

December 31, 2007	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$ 167,656	$ 52,781	$ 114,875
Office equipment	474,300	317,463	156,837
Vehicles	772,716	519,335	253,381
Communication equipment	59,417	36,756	22,661
Field camps	488,104	278,880	209,224
Surveying equipment	90,057	55,663	34,394
Geochemistry	171,170	92,627	78,543
Field equipment	32,011	11,810	20,201
Leasehold improvement	152,470	125,706	26,764

	$ 2,407,901	$ 1,491,021	$ 916,880

December 31, 2006	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$ 167,656	$ 26,620	$ 141,036
Office equipment	370,599	236,943	133,656
Vehicles	772,716	331,477	441,239
Communication equipment	59,417	21,902	37,515
Field camps	431,291	162,390	268,901
Surveying equipment	90,057	33,149	56,908
Geochemistry	132,527	50,647	81,880
Field equipment	18,059	6,342	11,717
Leasehold improvement	152,470	115,693	36,777

	$ 2,194,792	$ 985,163	$ 1,209,629

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

5.	Deferred Exploration Expenditures

Deferred Exploration Expenditures

	Year ended December 31, 2007	Year ended December 31, 2006	Cumulative from inception in April 1994 to December 31, 2007

Exploration costs	$ 26,027,624	$ 19,786,006	$ 72,901,610
Stock option compensation expense	3,446,115	2,076,385	6,432,326
Amortization of plant and equipment	481,495	419,708	1,254,466
Deconsolidation of Loncor	-	(332,127)	(332,127)

Net expenditures	29,955,234	21,949,972	80,256,275
Effect of exchange rate change	-	-	2,511

	29,955,234	21,949,972	80,258,786
Write-off	-	-	(16,191,442)

	$ 29,955,234	$ 21,949,972	$ 64,067,344

Mineral Rights

	Year ended December 31, 2007	Year ended December 31, 2006	Cumulative from inception in April 1994 to December 31, 2007
Mineral rights	$ -	$ 20,000	$ 9,701,194
Write-off	-	-	(9,681,194)

	$ -	$ 20,000	$ 20,000

Mineral rights and deferred exploration expenditures, capitalized prior to fiscal year 2000, were written off in 2000.

Total deferred exploration expenditures, December 31, 2007	$ 64,087,344

Total deferred exploration expenditures, December 31, 2006	$ 34,132,109

Included in total deferred exploration expenditures is a total cost of $213,898 paid by the Company to maintain the Banro Foundation, a charitable organization that promotes social responsibilities of the Company.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

6.	Share Capital

(a)	Authorized Share Capital

Unlimited number of common shares

Unlimited number of preference shares, issuable in series

(b)	Issued Share Capital - Common Shares

On July 29, 2005, the Company completed a private placement of 3,500,000 common shares of the Company at a price of Cdn$5.25 per share for gross proceeds of Cdn$18,375,000 (US$ 14,989,000). RBC Capital Markets acted as the Company’s agent in connection with the financing.

In October 2005, the Company completed a non-brokered private placement of 2,000,000 common shares of the Company at a price of Cdn$6.50 per share for gross proceeds of Cdn$13,000,000 (US$10,982,500). The purchasers of the shares were an investment fund managed by Actis Capital LLP and an investment fund co-managed by Actis Capital LLP and Cordiant Capital Inc.

On May 4, 2006, the Company completed a financing involving the issuance of 3,925,000 common shares of the Company at a price of Cdn$12.80 per share for total gross proceeds of Cdn$50,240,000. The underwriters who conducted the financing were RBC Capital Markets as lead manager, Raymond James Ltd. and MGI Securities Inc. In addition, the Company granted to the underwriters an option, exercisable for a period of 30 days after the date of closing, to purchase up to 451,000 in additional common shares of the Company at a price of Cdn$12.80 per share. This option was exercised in full, resulting in the issuance of 451,000 common shares of the Company on May 15, 2006.

(c)	Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, for options granted prior to January 16, 2006, the options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. For options granted after January 16, 2006, 75% vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. As at December 31, 2007, the Company had 3,690,551 stock options outstanding to acquire common shares at a weighted-average price of Cdn$9.81 per share, expiring at various dates between February 2008 and August 2012.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

6.	Share Capital - (continued)

(c) Stock Options - (continued)

The following table summarizes information about stock options during the year:

	Number of Options	Weighted average exercise price Cdn$
Outstanding at December 31, 2004	3,713,000	2.99
Exercised or forfeited	(456,000)	(1.62)
Granted	1,040,000	5.12

Outstanding at December 31, 2005	4,297,000	3.70
Exercised	(1,512,949)	(2.90)
Forfeited	(90,000)	(7.61)
Granted	2,117,000	13.90

Outstanding at December 31, 2006	4,811,051	8.36
Exercised	(1,259,500)	(4.21)
Forfeited	(224,000)	(14.63)
Granted	363,000	12.52

Outstanding at December 31, 2007	3,690,551	9.81

The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

	Options outstanding and exercisable
Date of grant	Number outstanding at 12/31/07	Options Exercisable at 12/31/07	Exercise price Cdn$	Expiry date

10/16/03	22,500	22,500	2.00	10/16/08
01/21/04	300,000	300,000	3.00	01/21/09
02/03/04	100,000	100,000	3.00	02/03/09
03/16/04	350,000	350,000	4.10	03/16/09
06/24/04	33,000	33,000	4.00	06/22/09
10/06/04	10,000	10,000	4.00	10/06/09
12/14/04	5,000	5,000	4.50	12/14/09
02/11/05	90,000	90,000	4.70	02/10/10
02/11/05	200,000	200,000	4.70	02/10/08
05/02/05	200,000	200,000	5.25	05/02/08
07/19/05	3,750	3,750	5.25	07/19/10
07/20/05	117,801	117,801	5.25	07/20/08
08/31/05	45,000	45,000	6.60	08/31/10
09/09/05	52,500	52,500	6.68	09/09/10
01/25/06	250,000	250,000	11.25	01/25/11
02/06/06	20,000	20,000	11.25	02/06/11
10/24/06	596,000	447,000	13.52	10/24/11
12/18/06	960,000	720,000	15.00	12/18/11
3/29/07	35,000	-	15.00	3/29/12
8/24/07	300,000	-	12.00	8/24/12

	3,690,551	2,966,551

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

6.	Share Capital - (continued)

(c) Stock Options - (continued)

2005

During 2005, the Company recognized in the statement of operations as an expense $873,048 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $529,614 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. In addition, the Company recognized consulting fees of $712,917 representing the fair value of stock options granted to consultants under the Company’s stock option plan. These amounts were credited accordingly to contributed surplus in the balance sheet.

2006

During 2006, the Company recognized in the statement of operations as an expense $1,167,062 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $2,076,385 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

2007

During 2007, the Company recognized in the statement of operations as an expense $5,734,295 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $3,446,115 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following factors:

(i)    risk-free interest rate: 3.83% to 4.23% (2006 – 3.83% to 4.08%; 2005 – 2.99% to 3.28%)

(ii)   expected volatility: 51.63% to 52.51% (2006 – 42.91% to 50.92%; 2005 – 32.16% to 43.21%)

(iii) expected life: 5 years (2006 – 3 to 5 years; 2005 – 3 to 5 years)

(iv) expected dividends: $Nil (2006 - $Nil; 2005 - $Nil)

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

6.	Share Capital - (continued)

(c) Stock Options - (continued)

A summary of the status of the Company’s non-vested options as at December 31, 2007 and changes during the year is presented below:

Non-vested options	Number of Options	Weighted average grant date fair value (Cdn$)
Non-vested at December 31, 2006	2,172,000	$6.14
Granted	363,000	5.17
Forfeited	(224,000)	(6.86)
Vested	(1,587,000)	(5.84)

Non-vested at December 31, 2007	724,000	$6.09

(d)	Loss per Share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2007, amounting to 39,678,835 (2006 – 36,760,302; 2005 – 28,963,611) common shares.

Fully diluted loss per share has not been presented since the exercise of the options would be anti-dilutive.

7.	Related Party Transactions

Directors fees of $90,000 (2006 - $30,000; 2005 – $23,848) were accrued to non-executive directors of the Company.

Legal fees of $435,942 (2006 - $608,238; 2005 – $392,655), incurred in connection with general corporate matters (as well as the Company’s financings with respect to 2006 and 2005), were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At December 31, 2007, $9,551 (2006 - $20,054; 2005 – 22,372) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

8.	Lease Commitments

The Company's future minimum lease commitments for office premises as at December 31, 2007 for the following three years are as follows:

2008	$ 125,502
2009	101,371
2010	66,118
$ 292,991

9.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Democratic Republic of the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

	December 31, 2007	December 31, 2006

Democratic Republic of the Congo – deferred exploration costs	$ 64,087,344	$ 34,132,109
Democratic Republic of the Congo – capital assets	871,577	1,169,905
Canada – capital assets	45,303	39,724
	$ 65,004,224	$ 35,341,738

10.	Income Taxes

The Company’s income tax provisions (recovery) for the years ended December 31, 2007, 2006 and 2005 have been calculated as follows:

	2007	2006	2005

Net loss for the year	$ 4,315,805	$ 3,058,375	$ 4,501,342

Combined federal and provincial income tax rates	36.12%	36.12%	36.12%

Income tax recovery at Canadian federal and provincial statutory rates
	$ (1,558,869)	$ (1,104,685)	$ (1,625,885)

Share issue costs	(285,136)	(262,972)	(115,945)
Other	216,172	-	9
Non deductible amounts expensed	1,101,166	483,375	317,262
Losses expired	323,265	-	311,726
Gain on dilution	(436,234)	548,078	-
Change in tax rate	(665,476)	-	-
Change in valuation allowance	(25,840)	336,204	1,112,833

	$ -	$ -	$ -

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

10.	Income Taxes - (continued)

The nature and tax effect of the temporary differences giving rise to the future income tax assets and liabilities at December 31, 2007 and 2006 are summarized as follows:

	2007	2006

Property, plant and equipment	$ 33,222	$ 32,488
Foreign exchange	(2,185,374)	(270,935)
Share issue cost	744,308	947,918
Non-capital losses carried forward	5,520,640	3,429,165

Net future tax asset before valuation allowance	4,112,796	4,138,636
Valuation allowance	(4,112,796)	(4,138,636)

Net future tax asset	$ -	$ -

As at December 31, 2007, the Company had estimated net capital losses for Canadian tax purposes of $31,592,000. These losses do not expire and may be utilized to reduce future taxable capital gains, if any.

As at December 31, 2007, the Company has estimated non-capital losses for Canadian income tax purpose that may be carried forward to reduce taxable income derived in future years. A summary of these tax losses is provided below. These tax losses will expire as follows:

2008	$ 1,105,000
2009	1,904,000
2010	1,095,000
2015	5,240,000
2027	4,960,000
$ 14,304,000

A valuation allowance has been recorded to offset the potential benefits of these carry-forward non-capital losses and deductible temporary differences in these consolidated financial statements as the realization thereof is not considered more likely than not.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

11.	Significant Non-cash Transactions

During the period indicated the Company undertook the following significant non-cash transactions:

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Amortization included in deferred exploration expenditures	$ 481,495	$ 419,708	$ 245,302
Stock option compensation included in deferred exploration expenditures	$ 3,446,115	$ 2,076,385	$ 529,614

12.	Commitments and Guarantees

During the fourth quarter of 2007, the Company agreed to act as guarantor of a Cdn$3,000,000 line of credit facility (the “Facility”) arranged between BRC and RBC Dominion Securities Inc. (the “Lender”). Subsequent to the year end, the Facility was increased from $3,000,000 to $6,000,000. The said guarantee is secured by way of a pledge of the Company’s investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement pursuant to which BRC agreed that it will pay all amounts outstanding under the Facility and terminate the Facility by no later than July 28, 2008.

13.	Financial instruments and risk management

Fair value of financial instruments

The balance sheet carrying amounts for cash, accounts receivable, short-term investments, accounts payable and accrued liabilities approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign exchange risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars and in Congolese francs. Significant foreign exchange gain or losses are reflected as a separate component of the consolidated statement of operations and deficit. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

13.	Financial instruments and risk management (continued)

Credit risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and short-term investments. Cash and cash equivalents as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Mineral property risks

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

14.	Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

15.	Subsequent Events

In February and March 2008, the Company received an additional Cdn$1,240,000 from the exercise of 300,000 stock options.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

16. Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States (“U.S. GAAP”) except for the following:

(a)	Employee and Directors Stock Options

Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No. 25 under which no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant. The Company recognized no compensation cost as no stock options were granted with an exercise price less than fair value.

Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new CICA policy of accounting for stock based compensation. Compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Company commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model. For US GAAP the Company has adopted, effective January 1, 2003 on a prospective basis, the fair value recognition provisions of SFAS 123.

(b)	Mineral Properties

U.S. GAAP requires that costs pertaining to mineral properties with no proven reserves be reflected as expenses in the period incurred.

(c)	Equity Investment

For US GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves. In addition as the investee is a self sustaining operation account needs to be made of the cumulative translation adjustment relating to the conversion of the assets and liabilities of the investee into US dollars.

(d)	Financial instruments and other comprehensive income

Effective January 1, 2007, the Company adopted CICA accounting standards related to, Comprehensive Income and Financial Instruments. These accounting statements have been adopted on a prospective basis and prior periods have not been restated. The adoption of these standards in Canada eliminated previous US GAAP reconciliations with respect to the recognition and measurement of financial instruments.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

16. Generally Accepted Accounting Principles in Canada and the United States (continued)

(e)	Marketable Securities

Previously, under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment of value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealized gain and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary. Under FAS 115 the Company accounted for the marketable security as held for sale. In 2007 after the adoption of Section 3855 of the CICA Handbook this investment was also designated as available for sale and no difference remains in the securities.

(e)	Recently issued United States Accounting Standards

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities which establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007.

At this time the Company does not anticipate a material effect with the adoption of this statement on the financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of SFAS 160 to have a material impact on its financial conditions or its results of operations.

In December 2007, the FASB issued SFAS 141R, Business Combinations. SFAS 141R replaces SFAS 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. The statement will apply prospectively to business combinations occurring on or after December 15, 2008. The Company does not anticipate a material effect with the adoption of this statement on the financial statements.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

16. Generally Accepted Accounting Principles in Canada and the United States (continued)

The impact of the foregoing on the financial statements is as follows:

Income Statement

	2007	2006	2005

Loss per Canadian GAAP	$ (4,315,805)	$ (3,058,375)	$ (4,501,342)
Equity loss adjustment	(1,543,863)	(1,117,815)	(642,677)
Deferred exploration	(29,955,234)	(21,949,979)	(9,465,006)

Loss per U.S. GAAP	(35,814,902)	(26,126,169)	(14,609,025)
Other comprehensive gain(loss) – Cumulative translation adjustment	61,669	(20,769)	21,804
Other comprehensive gain(loss) – Adjustment for shares available for sale	-	56,476	(75,301)

Total comprehensive loss	$ (35,753,233)	$ (26,090,462)	$ (14,662,522)

Loss per share (basic and diluted)	$ (0.90)	$ (0.71)	$ (0.50)

Balance Sheet

	December 31, 2007	December 31, 2006

Total assets per Canadian GAAP	$ 100,856,360	$ 90,398,386
Investment available for sale	-	(18,825)
Equity investment	(3,926,402)	(1,929,278)
Deferred exploration	(64,087,344)	(34,132,109)

Total assets per U.S. GAAP	$ 32,842,614	$ 54,318,174

Total liabilities per Canadian and U.S. GAAP	$ 3,597,956	$ 2,858,957

Shareholders’ equity per Canadian GAAP	$ 97,258,404	$ 87,539,429
Equity investment adjustments	3,484,502	(1,964,567)
Deferred exploration	(64,087,344)	(34,132,109)
Accumulated other comprehensive loss per U.S. GAAP
Accumulated other comprehensive loss	-	(18,825)
Cumulative translation account	(441,900)	35,289

Total shareholders’ equity per U.S. GAAP	$ 29,244,658	$ 51,459,217

Total liabilities and shareholders’ equity per U.S. GAAP	$ 32,842,614	$ 54,318,174

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

16. Generally Accepted Accounting Principles in Canada and the United States (continued)

Cash Flow

	2007	2006	2005

Cash flow provided by (used in)
Operating activities per Canadian GAAP	$ (5,198,270)	$ (1,593,885)	$ (3,746,412)
Deferred exploration	(26,027,624)	(19,806,006)	(8,690,090)

Operating activities per US GAAP	(31,225,894)	(21,399,891)	(12,436,502)

Investing activities per Canadian GAAP	(9,308,489)	(43,953,267)	(31,470,316)
Deferred exploration	26,027,624	19,806,006	8,690,090

Investing activities per US GAAP	16,719,135	(24,147,261)	(22,780,226)

Financing activities per Canadian & US GAAP	4,671,648	50,757,431	26,338,750

Effect of foreign exchange on cash	6,039,131	(899,223)	1,472,718

Net (decrease) increase in cash during the year	(3,795,980)	4,311,056	(7,405,260)

Cash, beginning of year	5,962,993	1,651,937	9,057,197

Cash, end of the year	$ 2,167,013	$ 5,962,993	$ 1,651,937

EXHIBIT 99.3

BANRO CORPORATION

Suite 7070, 1 First Canadian Place

100 King Street West

Toronto, Ontario M5X 1E3

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF

BANRO CORPORATION FOR USE AT THE ANNUAL AND SPECIAL

MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 27, 2008

The undersigned shareholder(s) of BANRO CORPORATION (the "Corporation") hereby appoint(s) in respect of all of his or her shares of the Corporation, Richard J. Lachcik, a director of the Corporation, or failing him, Geoffrey G. Farr, Corporate Secretary of the Corporation, or in lieu of the foregoing __________________________________ as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the annual and special meeting (the "Meeting") of shareholders of the Corporation to be held on the 27th day of June, 2008, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

1.	TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) in the election of directors as set forth in the management information circular of the Corporation dated May 29, 2008.

2.

TO VOTE FOR ( ) WITHHOLD FROM VOTING ( ) on reappointing BDO Dunwoody LLP, Chartered Accountants, as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation at such remuneration as may be approved by the directors of the Corporation.

3.

TO VOTE FOR ( ) AGAINST ( ) the resolution approving the continuation of the Corporation's shareholder rights plan, as described in the management information circular of the Corporation dated May 29, 2008.

4.

TO VOTE FOR ( ) AGAINST ( ) the resolution approving, confirming and ratifying a one year extension to the expiry date of certain outstanding stock options of the Corporation, as described in the management information circular of the Corporation dated May 29, 2008.

If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

DATED the	day of	, 2008.

_____________________________ Signature of Shareholder(s) _____________________________ Print Name

(see notes on the back of this page)

NOTES:

(1)

The form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, the form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date on which it was mailed. The proxy ceases to be valid one year from its date.

(2)

Where a choice with respect to any matter to be acted upon at the Meeting has been specified in the form of proxy, the shares represented by the form of proxy will be voted or withheld from voting in accordance with the specifications so made. The shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(3)

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION C/O EQUITY TRANSFER & TRUST COMPANY, SUITE 400, 200 UNIVERSITY AVENUE, TORONTO, ONTARIO, M5H 4H1, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 26TH DAY OF JUNE, 2008, OR TO THE CHAIRMAN OF THE MEETING ON THE DAY OF THE MEETING OR ANY ADJOURNMENT THEREOF PRIOR TO THE TIME FOR VOTING.

(4)	IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THE PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THE PROXY.

(5)	If your address as shown is incorrect, please give your correct address when returning the proxy.

EXHIBIT 99.4

BANRO CORPORATION

(the "Corporation")

FINANCIAL STATEMENT AND MD&A REQUEST FORM

In accordance with securities legislation, shareholders of the Corporation may elect annually to receive a copy of the Corporation's quarterly interim consolidated financial statements and related management's discussion and analysis ("MD&A"), the Corporation's annual consolidated financial statements and related MD&A, or both.

If you wish to receive copies of these documents, please complete this form and return it to the following address (shareholders must renew their requests to receive these documents each year):

Equity Transfer & Trust Company

Suite 400, 200 University Avenue

Toronto, Ontario M5H 4H1

☐	Please send me ONLY the quarterly interim consolidated financial statements and related MD&A.
☐	Please send me ONLY the annual consolidated financial statements and related MD&A.
☐	Please send me BOTH the quarterly interim consolidated financial statements and the annual consolidated financial statements, and the respective MD&A for such statements.

Copies of the Corporation's annual and quarterly consolidated financial statements and related MD&A are also available on the SEDAR website at www.sedar.com.

DATED: ______________, 2008	__________________________________________ Signature I confirm that I am a shareholder of the Corporation.
__________________________________________ Name of Shareholder - Please Print
__________________________________________ Address
__________________________________________
__________________________________________
__________________________________________ Name and title of person signing if different from the name above.

The Corporation will use the information collected solely for the purpose of mailing the financial statements and MD&A to you and will treat your signature on this form as your consent to the above.